SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No.)*

                              Mutual Risk Management LTD.
          ____________________________________________________________
                                (Name of Issuer)

                     Common Stock, $0.01 per share par value
          ____________________________________________________________
                         (Title of Class of Securities)

                                   628351108
                              _____________________
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement ________

     A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







SEC 1745 (5-87)

CUSIP No.   628351108                 13G                 Page 2 of 5  Pages

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    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           REICH & TANG ASSET MANAGEMENT L.P.
           13-3778739
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                   ----------                      ----------
                           (a)                            (b)

                                   ----------                      ----------

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    3      SEC USE ONLY




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    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE


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                  5     SOLE VOTING POWER

                                        0
   NUMBER OF
   SHARES            --------------------------------------------
   BENEFICIALLY      --------------------------------------------
   OWNED BY
   EACH           6     SHARED VOTING POWER
   REPORTING
   PERSON                             2,789,488
   WITH
                     --------------------------------------------
                     --------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                                        0

                     --------------------------------------------
                     --------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                                        2,789,488

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    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        2,789,488

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    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



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    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                      6.8%

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    12     TYPE OF REPORTING PERSON*

                                       IA

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 (a). Name of Issuer

     The name of the issuer, to whose class of equity security this Schedule is Mutual Risk Management LTD.


Item 1 (b). Address of Issuer's Principal Executive Offices

     The address of the Issuer's principal offices is 44 Church Street, Hamilton HM 12, Bermuda.


Item 2 (a). Name of Person Filing

     The person filing this Schedule is Reich & Tang Asset Management L.P. (the "Reporting Person")


Item 2 (b). Address of Principal Business Office or, if None, Residence

     The principal business address of the Reporting Person is 600 Fifth Avenue, New York, NY 10020.


Item 2 (c). Citizenship

     The Reporting Person is a United States citizen.


Item 2 (d). Title of Class of Securities

     The class of equity security to which this schedule relates is the Issuer's Common Stock, par value $0.01 (the "Common Stock").


Item 2 (e). CUSIP No.

     The CUSIP number assigned to the Common Stock is 628351108

Item 3. If this statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing is a

     Reich & Tang Asset Management L.P. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.


Item 4. Ownership

     The shares of the Common Stock owned beneficially owned by Reich & Tang Asset Management L.P. and covered by this Schedule amount to 2,789,488 shares, constituting 6.8% of the outstanding shares of the Common Stock. Reich & Tang Asset Management L.P. has the shared power to vote and direct the vote for 2,789,488 shares of Common Stock and to dispose of or direct the disposition of 2,789,488 shares of Common Stock. The registrant disclaims beneficial ownership interest in 174,450 shares which are owned or controlled by H. Axel Schupf a Managing Director of the H.A. Schupf & Co. division of the registrant.





Item 5. Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     The shares of Common Stock beneficially owned by Reich & Tang Asset Management L.P. were purchased by Reich & Tang Asset Management L.P. on behalf of certain accounts for which Reich & Tang Asset Management L.P. provides investment advice on a fully discretionary basis. This entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Common Stock. None of the above mentioned entity has a greater than 5% interest in the Common Stock.



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.


Item 8. Identification and Classification of Members of Group

     Not applicable.


Item 9. Notice of Dissolution of Group

     Not applicable.

CERTIFICATION


     The undersigned certifies that to his/her best belief and knowledge, the securities reported herein were acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.


February 15, 2001

REICH & TANG ASSET MANAGEMENT L.P.



BY /s/Lorraine C. Hysler
   Lorraine C. Hysler
   Secretary
   Reich & Tang Asset Management L.P.